

August 13, 2013

Via E-mail
Dale Gibbons
Executive Vice President and
Chief Financial Officer
Western Alliance Bancorporation
One E. Washington Street, Suite 1400
Phoenix, AZ 85004

   Re: **Western Alliance Bancorporation**
      Form 10-K for Fiscal Period Ended December 31, 2012
      Filed March 1, 2013
      File No. 001-32550

Dear Mr. Gibbons:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ John P. Nolan

         John P. Nolan
         Senior Assistant Chief Accountant